U.S. Securities and Exchange Commission

                     Washington, D.C. 20549

                          Form 10 - SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                   FOR SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934
                                2
                Naturally Niagara Beverage Corporation
            (Name of Small Business Issuer in its Charter)

             Delaware                                   98 - 0219522
  (State or other jurisdiction of               (IRS Employer ID Number)
  incorporation or organization)

  3266 Yonge Street, Suite 1208, Toronto Ontario M4N 3P6 Canada
         (Address of Principal Executive Offices)(Zip Code)

                Issuer's Telephone Number: (416) 962-4508

   Securities to be Registered under Section 12(b) of the Act:

  Title of each class              Name of each exchange on which
  to be so registered.             Each class is to be registered

                              Not Applicable


   Securities to be registered under Section 12(g) of the Act:

                          Common Stock

                        (Title of Class)









PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

              General

Naturally Niagara Beverage Corporation was incorporated under the laws of the State of Delaware on December 18, 1996 and is in the early developmental and promotional stages. To date Naturally Niagara's only activities have been organizational ones, directed at developing its business plan and raising its initial capital and examining the feasibility of developing a new line of all-natural and organic carbonated drinks. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company's business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity.

The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings. At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition.

Naturally Niagara's officer and director has a number of contacts within the field of corporate finance. As a result, he has had preliminary contacts with representatives of numerous companies concerning the general possibility of a merger or acquisition by a public shell company. However, none of these preliminary contacts or discussions involved the possibility of a merger or acquisition transaction with the Company.

It is anticipated that Naturally Niagara's officer and director will contact broker/dealers and other persons with whom he is acquainted who are involved in corporate finance matters to advise them of Naturally Niagara's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

Our search will be directed toward small and medium-sized enterprises. These enterprises will have a desire to become public corporations and which are able to satisfy presently or in the near future, satisfy, the minimum asset requirements in order to qualify shares for trading on the OTC Bulletin Board quotation service, NASDAQ or a stock exchange. Naturally Niagara Beverage Corporation anticipates that the business opportunities presented to it will:

     (i) be recently organized with no operating history or a history of losses attributable to under-capitalization or other factors;
     (ii) be experiencing financial or operating difficulties; (iii} be in need of funds to develop a new product or service or to expand into a new market;
     (iv) be relying upon an untested product or marketing concept; or
     (v) have a combination of the characteristics mentioned in
(i)through(iv).

The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability. Naturally Niagara does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited
resources.   This  includes  industries  such  as  service,
finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Naturally Niagara Beverage Corporation discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into Naturally Niagara, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of Naturally Niagara Beverage Corporation would be issued by Naturally Niagara or purchased from the current principal shareholders by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. In Naturally Niagara's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of the
Section 2(11) of the Securities Act of 1933.

The sale of a controlling interest by certain principal shareholders of Naturally Niagara could occur at a time when the other shareholders remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current sole officer and director of Naturally Niagara Beverage Corporation may resign his management positions with the Company in connection with its acquisition of a business opportunity. In the event of such a resignation, current management would not have any control over the conduct of business following Naturally Niagara's combination with a business opportunity.

It is anticipated that business opportunities will come to Naturally Niagara's attention from various sources, including its officer and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Naturally Niagara Beverage Corporation has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for Naturally Niagara Beverage Corporation.
Naturally Niagara does not foresee that it would enter into a merger or acquisition transaction with any business with which its sole officer or director is currently affiliated. Should Naturally Niagara Beverage Corporation determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in its best interests of its stockholders, Naturally Niagara is in general permitted by Delaware law to enter into such a transaction if:

     1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; or

     2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

          3. The contract or transaction is fair as to Naturally Niagara Beverage Corporation as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.

Investigation and Selection of Business Opportunities

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit Naturally Niagara Beverage Corporation will derive from becoming a publicly held entity. There are numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future. This is due to the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of required changes.

Naturally Niagara may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth. We should emphasize that we will incur further risks, because management in many instances will not have proved its abilities or effectiveness. The eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of Naturally Niagara's limited financing. This lack of diversification will not permit Naturally Niagara to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase Naturally Niagara Beverage Corporation's securities. It is emphasized that management of Naturally Niagara may effect transactions having a potentially adverse impact upon our shareholders pursuant to the authority and discretion of our management to complete acquisitions without submitting any proposal to the stockholders for their consideration.

Holders of Naturally Niagara Beverage Corporation's securities should not anticipate that we necessarily will furnish such holders, prior to any merger or acquisition, with financial statements or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of Naturally Niagara's President, who is not a professional business analyst. Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee.

Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of our limited resources it is likely that any such fee we agree to
pay would be paid in stock and not in cash.   Otherwise,
Naturally Niagara anticipates that it will consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. Naturally Niagara's perception of how any particular business opportunity will be received by the investment community and by Naturally Niagara Beverage
          Corporation's stockholders;

     3. Whether, following the business combination, the financial condition of the business opportunity would be or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Naturally Niagara Beverage Corporation to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule l5c2-6 recently adopted by the Securities and Exchange Commission.

     4. Capital requirements and anticipated availability of required funds to be provided by Naturally Niagara Beverage Corporation or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

          5    The extent to which the business opportunity can
          be advanced;
     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by Naturally Niagara as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of Naturally Niagara Beverage Corporation would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total assets of at least $4,000,000 and total capital and surplus of at least $2,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with Naturally Niagara Beverage Corporation would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of Naturally Niagara's limited capital available for investigation and management's limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Naturally Niagara is unable to predict when it may participate in a business opportunity. It expects, however. that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, Naturally Niagara Beverage Corporation will generally request that it be provided with written materials regarding the business opportunity containing such items as:

     a)   a description of products, services and company history;
     b)    management resumes;
     c)   financial information;
     d) available projections, with related assumptions upon which they are based;
     e)   an explanation of proprietary products and services;
     f) evidence of existing patents, trademarks, or services marks, or rights thereto;
     g)   present and proposed forms of compensation to management;
     h) a description of transactions between such company and its affiliates during relevant periods;
     i)   a description of present and required facilities;
     j)   an analysis of risks and competitive conditions;
     k) a financial plan of operation and estimated capital requirements;
     l) audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and
     m)   other information deemed relevant.

As part of Naturally Niagara's investigation, the executive officer and director may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel and take other reasonable investigative measures to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks". The regulations would affect, and possibly impair, any market that might develop in Naturally Niagara's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations.

Company management believes that various types of potential merger or acquisition candidates might find a business combination with Naturally Niagara Beverage Corporation to be
attractive   These include acquisition candidates desiring to
create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Naturally Niagara Beverage Corporation to be an attractive alternative.

Form of Acquisition

It is impossible to predict the manner in which Naturally Niagara Beverage Corporation may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Naturally Niagara and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of Naturally Niagara Beverage Corporation and such promoters, the legal structure or method deemed by management to be suitable will be selected.
Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Naturally Niagara Beverage Corporation may act directly or indirectly through an interest in a partnership, corporation or other form of organization.

Implementing such structure may require the merger, consolidation or reorganization of Naturally Niagara Beverage Corporation with other corporations or forms of business organization, and although it is likely, there is no assurance that Naturally Niagara would be the surviving entity. In addition, the present management and stockholders of Naturally Niagara most likely will not have control of a majority of the voting shares following a reorganization transaction. As part of such a transaction, Naturally Niagara's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that Naturally Niagara will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of Naturally Niagara Beverage Corporation Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free reorganization" under the Internal Revenue Code of 1936, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, Naturally Niagara's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Naturally Niagara prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Naturally Niagara by the current officers, directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Naturally Niagara Beverage Corporation may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Naturally Niagara's securities may have a depressive effect upon such market. Naturally Niagara will participate in a business opportunity only after the negotiation and execution of a written agreement.

Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, Naturally Niagara anticipates that it, and/or its officer and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable.

Neither Naturally Niagara nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Naturally Niagara to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulation

Naturally Niagara may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, it intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

 Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). Naturally Niagara Beverage Corporation intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, Naturally Niagara's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

Naturally Niagara's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since we will not register as an investment company, stockholders will not be afforded these protections. Any securities which Naturally Niagara Beverage Corporation might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If Naturally Niagara Beverage Corporation elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale.
Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, Naturally Niagara would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by Naturally Niagara Beverage Corporation may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

Naturally Niagara expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than Naturally Niagara and will therefore be in a better position to obtain access to attractive business opportunities. Naturally Niagara will also experience competition from other public "blind pool" companies, many of which may have more funds available than does Naturally Niagara.

Administrative Offices

Naturally Niagara currently maintains a mailing address at 3266 Yonge Street, suite 1208, Toronto, ON M4N 3P6 Canada which is the address of its officer and director. Naturally Niagara Beverage Corporation's telephone number is (416) 962-4508. Other than this mailing address, Naturally Niagara Beverage Corporation does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. Naturally Niagara pays no rent or other fees for the use of this mailing address.

Employees

Naturally Niagara is a development stage company and currently has no employees. Management expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, Naturally Niagara's sole officer prior to, or in conjunction with, the completion of a business acquisition. Naturally Niagara's sole officer and director has received no fees for organizing the corporation.


MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

Naturally Niagara remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of net cash proceeds in the amount of $ 1105.00, from its inside capitalization funds. Consequently, Naturally Niagara's balance sheet for the period December 18,1996 (inception) through February 28, 2001, reflects current assets of $240.00 in the form of cash, and total assets of $240.00 .

Naturally Niagara Investments, Inc. will carry out its plan of business as discussed above. Naturally Niagara Beverage Corporation cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which Naturally Niagara Beverage Corporation may eventually acquire.

Results of Operations

During the period from December 18, 1996 (inception) through February 28, 2001, Naturally Niagara has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934. No revenues were received by Naturally Niagara during this period. For the current fiscal year, Naturally Niagara Beverage Corporation anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Need for Additional Financing

Naturally Niagara believes that its existing capital will be sufficient to meet its cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act for a period of approximately one year. Accordingly, in the event Naturally Niagara Beverage Corporation is able to complete a business combination during this period, it anticipates that its existing capital will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to Naturally Niagara Beverage Corporation to allow it to cover its expenses.

 Irrespective of whether Naturally Niagara's cash assets prove to be inadequate to meet operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the policy in regard to payment for consulting services.

DESCRIPTION OF PROPERTY.

Naturally Niagara Beverage Corporation does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 3266 Yonge Street, Suite 1208, Toronto, ON M4N 3P6 Canada which is the address of its sole Officer and Director. Naturally Niagara Beverage Corporation pays no rent for the use of this mailing address. The telephone number is (416) 962-4508. Naturally Niagara Beverage Corporation does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.

 The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding Common Stock of Naturally Niagara Beverage Corporation. Also included are the shares held by all executive officers and directors as a group.


                        Number of                   Percentage of
Name and Address        Shares Owned  Class Owned   Shares Owned

Sandy Winick
3266 Yonge Street,
Suite 1208
Toronto, ON M4N 3P6
Canada                   500,000*       Common         90.09
All directors and
executive officers
as a group(1 person)     500,000        Common         90.09

The person listed is the sole officer and director of Naturally
Niagara Beverage Corporation

* Sandy Winick received 500,000 shares for expenses and services rendered to the registrant.


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving Naturally
Niagara Beverage Corporation are as follows:

Name                   Age               Positions Held and Tenure

Sandy Winick           43               Director and President
                                        since December,1996

The director named above will serve until the first annual meeting of Naturally Niagara Beverage Corporation's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the sole director and officer of Naturally Niagara Beverage Corporation and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole director and officer of Naturally Niagara Beverage Corporation will devote his time to Naturally Niagara's affairs on an "as needed" basis. As a result, the actual amount of time which he will devote to Naturally Niagara's affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Sandy Winick who is Naturally Niagara's President, has served as the sole officer and director since inception.

Biographical Information

Mr. Winick is the sole officer, and director of Naturally Niagara
Beverage Corporation.  He is currently president of Heritage
Collection Ltd. and Berkshire Collection Inc.  He is also
Secretary, director and CEO of Progolftournaments.com, a company that is establishing an Internet golf game played for cash prizes.

He is currently Vice-President of Danbury Financial Corp., a lending institution, providing liaison with clients, negotiation of funding agreements, creating new business and monitoring that company's entire loan portfolio. For the two-year period, 1997 to 1999, Mr. Winick served as CEO of Millenia Corporation; a US publicly traded company. His duties there, in addition to day-to-day administration, included funding, acquisition and consolidation of several businesses and completing a reverse takeover with a private company. Previous activities include serving as an independent financial consultant with Madison Consulting Group from 1992 through 1996; President and CEO of Naturally Niagara Inc., a beverage manufacturer and distributor from 1991 to 1992 and from 1989 to 1991, President of Payless Furniture, a thirteen-unit chain of furniture stores.

Indemnification of Officers and Directors

As permitted by Delaware law, Naturally Niagara Beverage Corporation's Articles of Incorporation provide that Naturally Niagara Beverage Corporation will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Naturally Niagara.
Pursuant to the foregoing provisions, Naturally Niagara has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.
Exclusion of Liability

Pursuant to the Delaware Business Corporation Act, Naturally Niagara's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

The sole officer and director of Naturally Niagara will not devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of Naturally Niagara's business conflict with the demands of his other business and investment activities. Such conflicts may require that Naturally Niagara attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Naturally Niagara Beverage Corporation

Naturally Niagara's President may elect, in the future, to form one or more additional blind pools or blank check companies with a business plan similar or identical to that of Naturally Niagara. Any such additional blind pool or blank check companies would also be in direct competition with Naturally Niagara for available business opportunities.

There is no procedure in place which would allow Mr. Winick to resolve potential conflicts in an arms-length fashion. Accordingly, he will be required to use his discretion to resolve them in a manner which he considers appropriate. Naturally Niagara's sole officer and director may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by Naturally Niagara's officer and director which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to our sole officer and director to acquire his shares creates a potential conflict of interest for him in satisfying his fiduciary duties to Naturally Niagara Beverage Corporation and its other shareholders. Even though such a sale could result in a substantial profit to him, he would be legally required to make the decision based upon the best interests of Naturally Niagara and its other shareholders, rather than his own personal pecuniary benefit.

EXECUTIVE COMPENSATION.

At inception of Naturally Niagara Beverage Corporation, its sole Director, Sandy Winick received 500,000 shares of Common Stock valued at $ 0.001 per share in consideration of pre-incorporation services to the Company related to investigating and developing Naturally Niagara's proposed business plan and capital structure, and completion of the incorporation and organization.
No officer or director has received any other remuneration. Although there is no current plan in existence, it is possible that Naturally Niagara will adopt a plan to pay or accrue compensation to its sole officer and director for services related to seeking business opportunities and completing a merger or acquisition transaction. Naturally Niagara Beverage Corporation has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this Registration Statement, Naturally Niagara Beverage Corporation issued to its Officer and Director, and to other shareholders, a total of 1,185,000 shares of Common Stock for a total of $ 1,355 in cash and $ 1,000 in services. Certificates evidencing the Common Stock issued by Naturally Niagara these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders. For additional information concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Naturally Niagara
Beverage Corporation has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Naturally Niagara through security holdings, contracts, options, or otherwise.

Naturally Niagara has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, Naturally Niagara is unable to predict whether or in what amount such a stock issuance might be made.

Although there is no current plan in existence, it is possible that Naturally Niagara will adopt a plan to pay or accrue compensation to its sole Officer and Director for services related to seeking business opportunities and completing a merger or acquisition transaction.

Naturally Niagara maintains a mailing address at the office of its President, but otherwise does not maintain an office. As a result, it pays no rent and incurs no expenses for maintenance of an office and does not anticipate paying rent or incurring office expenses in the future. It is likely that Naturally Niagara Beverage Corporation will establish and maintain an office after completion of a business combination.

Although management has no current plans to cause the Company to do so, it is possible that Naturally Niagara Beverage Corporation may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by Naturally Niagara's current stockholders to the acquisition candidate or its principals or to other individuals or business entities, or requiring some other form of payment to our current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving Naturally Niagara would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.


DESCRIPTION OF SECURITIES.

Common Stock

Naturally Niagara's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock. Each record
holder of   Common Stock is entitled to one vote for each share
held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Naturally Niagara Beverage Corporation, holders are entitled to receive, ratably, the net assets of Naturally Niagara available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Naturally Niagara's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Naturally Niagara's Articles of Incorporation authorize the issuance of 20,000,000 shares of preferred stock. The Board of Directors of Naturally Niagara Beverage Corporation is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock.
No preferred stock has been issued. Naturally Niagara anticipates that preferred stock may be utilized in making acquisitions.

Transfer Agent

Naturally Niagara Investments, Inc. is currently serving as its own transfer agent, and plans to continue to serve in that capacity until such time as management believes it is necessary or appropriate to employ an independent transfer agent in order to facilitate the creation of a public trading market for Naturally Niagara's securities. Since Naturally Niagara does not currently expect any public market to develop for its securities until after it has completed a business combination, it does not currently anticipate that it will seek to employ an independent transfer agent until it has completed such a transaction.
Reports to Stockholders

Naturally Niagara plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another concern, it is the present intention of management to continue furnishing annual reports to stockholders. Naturally Niagara intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.


MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
OTHER SHAREHOLDER MATTERS.

No public trading market exists for Naturally Niagara Beverage Corporation's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were twelve (10) holders of record of Naturally Niagara Beverage Corporation's common stock on January 31, 2001. No dividends have been paid to date and Naturally Niagara Beverage Corporation's Board of Directors does not anticipate paying dividends in the foreseeable future.

LEGAL PROCEEDINGS.

Naturally Niagara is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Naturally Niagara and no owner of record or beneficial owner of more than 5.0% of the securities of Naturally Niagara or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to Naturally Niagara in reference to pending litigation.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

RECENT SALES OF UNREGISTERED SECURITIES.

Since December 18, 1996 (the date of formation) Naturally Niagara
Beverage Corporation has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:

Name                Date of Sale  Shares    Price per Share  Aggregate
                                                             Purchase

Sandy Winick*       12/18/96      500,000        $0.001       $   500
Howard I. Klein     12/18/96       15,000          0.01           150
Ronald Perlman      12/18/96       12,500          0.01           125
465632 Ont.  Inc.   12/18/96       18,000          0.01           180
Edward D. Duncan    06/15/00       25,000          0.01           250
Rachael L. M.
Kerster             06/13/00       15,000          0.01           150
Rebecca M. E.
Kerster             06/13/00       15,000          0.01           150
Lance Larsen        06/14/00       10,000          0.01           100
Sandringham
Investments
Limited**           06/15/00      500,000         0.001           500

* Consideration consisted of pre-incorporation consulting services rendered to the Registrant related to investigating and developing the Registrant's proposed business plan and capital structure and completing the organization and incorporation of the Registrant.

** Consideration consisted of preparation of registration documents including all legal and audit fees.

Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Naturally Niagara Beverage Corporation's sole officer and director, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1) were purchasing for investment and not with a view to distribution, and

     (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Naturally Niagara's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.




INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Naturally Niagara Beverage Corporation, filed as Exhibits 3.1 and 3.2, respectively, provide that Naturally Niagara will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.


FINANCIAL STATEMENTS

Audited Financial Statements, including a report of an Independent auditor, follows.








            NATURALLY  NIAGARA  BEVERAGE  CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)






                          AUDIT REPORT

                        FEBRUARY 28, 2001






                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
                 1780 South Bellaire, Suite 500
                     Denver, Delaware 80222






             NATURALLY NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)


                  INDEX TO FINANCIAL STATEMENTS


                       TABLE OF CONTENTS



ITEM                                                          PAGE

Report of Certified Public Accountant.........................23

Balance Sheet, as at February 28,2001.........................24

Statement of Operations, for the period December 16,1996
(Inception) through February 28,2001..........................25

Statement of Stockholders' Equity  (Deficit)for the period
February 18,1996 (Inception) through February28,2001..........26

Statement of Cash Flows for the period from
December 18, 1996 (Inception) through February 28,2001........27

Notes to Financial Statements.................................28

                    Janet Loss, C.P.A., P.C.
                   Certified Public Accountant
                 1780 South Bellaire, Suite 500
                     Denver, Delaware 80210
                         (303) 782-0878

                  INDEPENDENT AUDITOR'S REPORT
Board of Directors
Naturally Niagara Beverage Corporation
3266 Yonge Street
Toronto, ON M4N 3P6 Canada

I have audited the accompanying Balance Sheet of Naturally Niagara Beverage Corporation (A Development Stage Enterprise) as of February
28, 2001 and the Statements of Operations, Stockholders' Equity, and Cash Flows for the period December 18, 1996 (Inception) through
February 28, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

My examination was made in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Naturally Niagara Beverage Corporation (a development stage enterprise) as of February 28, 2001, and the results of its operations and changes in its cash flows for the period from December 18,1996 (Inception) through February 28, 2001, in conformity with generally accepted accounting principles.


/S/ Janet Loss, C.P.A., P.C.
     Janet Loss, C.P.A., P.C.

March 8, 2001
                  NATURALLY NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)

                          BALANCE SHEET
                     AS AT FEBRUARY 28, 2001

                             ASSETS

CURRENT ASSETS:
  CASH                                             $          240

TOTAL CURRENT ASSETS                                          240


TOTAL ASSETS                                                  240

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:                                            0

STOCKHOLDERS' EQUITY:
COMMON STOCK, $0.001 PAR
VALUE; 50,000,000 SHARES
AUTHORIZED AND 1,135,500 SHARES
ISSUED AND OUTSTANDING                                      1,355

PREFERRED STOCK, $0.001 PAR
VALUE - 10,000,000 AUTHORIZED
NONE ISSUED AND OUTSTANDING                                     0

  ADDITIONAL PAID-IN CAPITAL                                1,000

  (DEFICIT) ACCUMULATED DURING
  THE DEVELOPMENT STAGE                                    (2,115)

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                          240

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                $         240


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL
                           STATEMENTS
             NATURALLY NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENT OF OPERATIONS
          FOR THE PERIOD DECEMBER 18, 1996 (INCEPTION)
                    THROUGH FEBRUARY 28, 2001


REVENUES:                                            $         0


OPERATING EXPENSES:

DOCUMENT PREPARATION AND FILING FEES                       2,000
OFFICE EXPENSES                                              115

TOTAL OPERATING EXPENSES                                   2,115


NET (LOSS) FOR THE PERIOD                                 (2,115)


NET (LOSS) PER SHARE                                   $   (0.00)


WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                              1,135,500














  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL
                           STATEMENTS.
             NATURALLY NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)

           STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
          FOR THE PERIOD DECEMBER 18, 1996  (INCEPTION)
                    THROUGH FEBRUARY 28, 2001



            COMMON
            STOCK                                               DEFICIT
            NUMBER            PREFERRED                        ACCUMULATED
            OF       COMMON              PREFERRED   OTHER     DURING        TOTAL
            SHARES   STOCK    STOCK                  PAID      THE           STOCKHOLDER'S
                     AMOUNT   NUMBER     STOCK       IN        DEVELOPMENT   EQUITY
                              OF         AMOUNT      CAPITAL   STAGE
                              SHARES



COMMON
STOCK
ISSUED
DECEMBER
18, 2000
  FOR       500000   500      0          0           0         0             500
SERVICES





 COMMON
 STOCK
 ISSUED
 MARCH
31, 2000
FOR CASH    45500    45       0          0           410       0             455


 COMMON
 STOCK
 ISSUED
JUNE 15,
2000 FOR    90000    90       0          0            810      0             900
  CASH



 COMMON
 STOCK
 ISSUED
JUNE 15,    500000   500      0          0            0         0            500
2000 FOR
SERVICES



 (LOSS)
FOR THE
 PERIOD     0       0         0          0            0         (2,115)      (2,115)


__________________________________________________________________________________

BALANCES
JANUARY 31,
2001        555000  1135      0          0            0         (2,115)         240



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL
       STATEMENTS.NATURALLY  NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENT OF CASH FLOWS
          FOR THE PERIOD DECEMBER 18, 1996 (INCEPTION)
                    THROUGH FEBRUARY 28, 2001




CASH FLOWS PROVIDED BY (USED FOR)


CASH FLOWS FROM (BY) OPERATING
ACTIVITIES:

NET INCOME (LOSS) FOR THE PERIOD                       $    (2,115)


CASH FLOWS FROM INVESTING ACTIVITIES:                            0


CASH FLOWS FROM (TO) FINANCING ACTIVITIES:

ISSUANCE OF COMMON STOCKS                                    2,355


INCREASE (DECREASE) IN CASH FOR THE PERIOD                  (2,115)


CASH, BEGINNING OF PERIOD                                    2,355


CASH,  END OF PERIOD                                           240







THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.



             NATURALLY NIAGARA BEVERAGE CORPORATION
                (A DEVELOPMENT STAGE ENTERPRISE)

                  NOTES TO FINANCIAL STATEMENTS
                        FEBRUARY 28, 2001

NOTE I - ORGANIZATION AND HISTORY

The Company is a Delaware Corporation and the Company has been in the development stage since its formation on January 18, 1996.

The  Company's  only  activities have been organizational,  directed  at
acquiring  its  principle  assets,  raising  its  initial  capital   and
developing its business plan.

NOTE II - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT STAGE ACTIVITIES

The Company has been in the development stage since inception.

ACCOUNTING METHOD

The Company records income and expenses on the accrual method.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on hand, cash on deposit, and highly liquid investments with maturities generally of three months or less. At February 28, 2001, there were no cash equivalents.

YEAR END

The Company has elected to have a fiscal year ended December 31.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of financial statements, as well as revenues and expenses reported for the periods presented. The Company regularly assesses these estimates and, while actual results may differ management believes that the estimates are reasonable.

 NOTE III - RELATED PARTY TRANSACTIONS

None.

INDEX TO EXHIBITS

The exhibits listed below are filed as part of this Registration
Statement.

Exhibit Number              Document
        3.1        Articles of Incorporation
        3.2        Bylaws
       27.1        Financial Data Schedule
       99          Subscription Agreement


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Naturally Niagara Investments, Inc.

/S/ Sandy Winick
     Sandy Winick
(Principal Executive Officer)

             Date: March 8, 2001









                           EXHIBIT 3.1





               RESTATED  ARTICLES OF INCORPORATION

                               OF

             NATURALLY NIAGARA BEVERAGE CORPORATION.


 **************************************************************


                        The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Delaware relating to private corporations, hereby adopts the following
Articles of Incorporation:

                        ARTICLE ONE.  (NAME)

The name of the corporation is: Naturally Niagara Beverage
Corporation

The address of the corporation is: 3366 Yonge Street, Suite 1208,
Tononto, Ontario Canada M4N 3P6

                        ARTICLE TWO.  (RESIDENT AGENT)  The
initial agent for service of process is: The Company Corporation, 2711 Centerville Road, Wilmington, Delaware 19808.

                        ARTICLE THREE.  (PURPOSES)      The
purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Delaware or of the United States of America, and without limiting the generality of the foregoing, specifically:

                         (OMNIBUS).To have to exercise all the
                         powers now or hereafter conferred by the laws of the State of Delaware upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

                         II.  (CARRYING ON BUSINESS OUTSIDE
                         STATE).      To conduct and carry on its
                         business or any branch thereof in any
                         state or territory of the United States
                         or in any foreign country in conformity
                         with the laws of such state, territory,
                         or foreign country, and to have and
                         maintain in any state, territory, or
                         foreign country a business office,
                         plant, store or other facility.

                         III. (PURPOSES TO BE CONSTRUED AS
                         POWERS).      The purposes specified
                         herein shall be construed both as
                         purposes and powers and shall be in no
                         wise limited or restricted by reference
                         to, or inference from, the terms of any
                         other clause in this or any other
                         article, but the purposes and powers
                         specified in each of the clauses herein
                         shall be regarded as independent
                         purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR.   (CAPITAL STOCK)    The corporation shall have
authority to issue an aggregate of ONE HUNDRED AND TEN MILLION (110,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of ONE HUNDRED AND TEN THOUSAND DOLLARS ($110,000).

 1. NON-ASSESSABLE COMMON STOCK: FIFTY MILLION (50,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

 2.   PREFERRED STOCK: TWENTY MILLION (20,000,000) shares of
      Preferred stock, Par Value ONE MILL ($0.001) per share.

All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

     ARTICLE FIVE.  (DIRECTORS).        The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

          NAME                          ADDRESS

          Sandy Winick                  3266 Yonge
                                        Street
                                        Toronto, ON M4N 3P6
                                        Canada

               ARTICLE SIX.   (ASSESSMENT OF STOCK).  The capital
stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

               ARTICLE SEVEN.  (INCORPORATOR).    The name and
address of the incorporator of the corporation is as follows:

          NAME                          ADDRESS

          Sandy Winick                  3266 Yonge Street, Suite 1208
                                        Toronto, ON M4N 3P6
                                        Canada


               ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the
Corporation shall be perpetual.

               ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

               ARTICLE TEN. (STOCKHOLDERS' MEETINGS). Meetings of stockholders shall be held at such place within or without the State of Delaware as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

               ARTICLE ELEVEN. (CONTRACTS OF CORPORATION)No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

               ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND
OFFICERS)    No director or officer shall have any personal
liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or
(ii) the payment of dividends in violation of the Delaware
Revised Statutes.

               IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Denver, Delaware, this 14th day of January , 2001.



 /s/ SANDY WINICK
     SANDY WINICK









                          EXHIBIT 3. 2







                             BYLAWS
                               OF
             NATURALLY NIAGARA BEVERAGE CORPORATION

CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01 Corporate Charter Provisions                4
1.02 Registered Agent or Office Requirement
     of Filing Changes with Secretary of State   4
1.03 Initial Business Office                     4
1.04 Amendment of  Bylaws                        4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01 Action Without Meeting                      5
2.02 Telephone Meetings                          5
2.03 Place of Meetings                           5
2.04 Regular Meetings                            5
2.05 Call of Special Meeting                     5
2.06 Quorum                                      6
2.07 Adjournment Notice of Adjourned Meetings    6
2.08 Conduct  of Meetings                        6
2.09 Powers  of the  Board of Directors          6
2.10 Board Committees Authority to Appoint       7
2.11 Transactions with Interested Directors      7
2.12 Number  of Directors                        7
2.13 Term of Office                              7
2.14 Removal of Directors                        8
2.15 Vacancies                                   8
2.15(a)Declaration of Vacancy                    8
2.15(b)Filling Vacancies by Directors            8
2.15(c)Filling Vacancies by Shareholders         8
2.16 Compensation                                9
2.17 Indemnification of Directors and Officers   9
2.18 Insuring  Directors, Officers,
     and Employees                               9

3.00 SHAREHOLDERS>  MEETINGS
3.01 Action Without Meeting                      9
3.02 Telephone Meetings                          10
3.03 Place of Meetings                           10
3.04 Notice of Meetings                          10
3.04 Voting List                                 10
3.05 Votes per Share                             11
3.07 Cumulative Voting                           11
3.08 Proxies                                     11
3.09 Quorum                                      12
3.09(a)Quorum of Shareholders                    12
3.09(b)Adjourn for Lack or Loss of Quorum        12
3.10 Voting  by Voice or Ballot                  12
3.11 Conduct of Meetings                         12
3.12 Annual Meetings                             12
3.13 Failure to Hold Annual Meeting              13
3.14 Special Meetings                            13
4.00 OFFICERS
4.01 Title and Appointment                       13
4.01(a)Chairman                                  13
4.01(b)President                                 14
4.01(c)Vice President                            14
4.01(d)Secretary                                 14
4.01(e)Treasurer                                 15
4.01(f)Assistant Secretary or
       Assistant Treasurer                       15
4.02 Removal and Resignation                     15
4.03 Vacancies                                   16
4.04 Compensation                                16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01 No Authority Absent Specific Authorization  16
5.02 Execution of Certain Instruments            16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01 Classes  and  Series of Shares              17
6.02 Certificates for Fully Paid Shares          17
6.03 Consideration for Shares                    17
6.04 Replacement of Certificates                 17
6.05 Signing Certificates Facsimile Signatures   18
6.06 Transfer Agents  and Registrars             18
6.07 Conditions of Transfer                      18
6.08 Reasonable Doubts as to Right to Transfer   18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01 Minutes of Corporate Meetings               18
7.02 Share Register                              19
7.03 Corporate Seal                              19
7.04 Books of Account                            19
7.05 Inspection of Corporate Records             20
7.06 Fiscal Year                                 20
7.07 Waiver of Notice                            20

8.00 ADOPTION OF  INITIAL BYLAWS                 20



              ARTICLE ONE CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS
The Corporations Charter authorizes fifty million (50,000,000) common shares and twenty million (20,000,000) preferred shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02 REGISTERED AGENT AND OFFICE REQUIREMENT OF FILING CHANGES WITH SECRETARY OF STATE
The address of the Registered Office provided in the Articles of Incorporation, as duly filed with the Secretary of State for the State of Delaware, is: 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.
The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: The Company Corporation.
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and Ill informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
The address of the initial principal business office of the Corporation is hereby established as: 3266 Yonge Street, Suite 1208, Toronto, ON M4N 3P6 Canada. The Corporation may have additional business offices within the State of Delaware and where it may be duly qualified to do business outside of Delaware, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.

            ARTICLE TWO DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Delaware as may be designated by the Board.

2.04 REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice.
Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.

2.09 POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate poIrs shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

2.10 BOARD COMMITTEES AUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the poIr at any time to change the poIrs and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
The number of Directors of this Corporation shall be no more than fifteen (15) or less than one (1). No Director need be a resident of Delaware or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14 REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

     2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order; (b) is convicted of a crime involving moral turpitude;
(c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

     2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

     2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, hoIver, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the poIr to indemnify that person against liability for any of those acts.

                ARTICLE THREE SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the Delaware Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS

Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Delaware as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. HoIver, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Cumulative voting is expressly forbidden

3.08 PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM

     3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

     3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.


3.10 VOTING BY VOICE OR BALLOT
Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Delaware, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

                        ARTICLE FOUR OFFICERS

4.01 TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

     4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

     4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

     4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

     4.01(d)   SECRETARY
The Secretary shall:
A.   See that all notices are duly given in accordance with the
provisions of these      Bylaws and as required by law. In case of
the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
 C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
 D. Be custodian of the Corporation's records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
 E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(e)   TREASURER
The Treasurer shall:
 F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
     G. Receive, and give receipt for, monies due and payable to the Corporation.
 H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
 I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
    J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

     4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.
4.04 COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

           ARTICLE FIVE - AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it peculiarly liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

            ARTICLE SIX - ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she Ire such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.

6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate therefor, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

        ARTICLE SEVEN - CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.

7.04 BOOKS OF ACCOUNT
The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS
A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06 FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

             ARTICLE EIGHT - ADOPTION OF INITIAL BYLAWS

The Board of Directors adopted the foregoing bylaws on January 31, 2000.

/S/ Sandy Winick, Director

     Attested to, and certified by:  /S/ Sandy Winick, Secretary


                             EXHIBIT 99





                       SUBSCRIPTION AGREEMENT
                          NATURALLY NIAGARA
                    3266 YONGE STREET, SUITE 1208
                         TORONTO, ON M4N 3P6

The undersigned does hereby subscribe for_____________common shares of the capital stock of Naturally Niagara Beverage Corporation at a price of $ US 0.01 per share for a total of _________________ United States dollars.

The shares subscribed for will be full paid, non-assessable.

A share certificate will be mailed to the address indicated below within fourteen days of the date of this subscription.

The share certificate should be made out and entered into the corporate records, as follows:

          Name:________________________________________________

Address:

Telephone:___________________

The purchaser warrants that the shares purchased herein are for investment purposes only and not for re-sale or distribution.

The purchaser acknowledges that he or she has been informed specifically that after this initial funding has been completed, the Company will remain inactive for a minimum period of one year.

A copy of this Subscription Agreement executed by an officer of the Company shall constitute a receipt for funds received.

Signed, on this the ___  of _______, 1996.

Purchaser: ___________________________

Received from
, the sum of              United

States dollars, being payment in full for__________common shares of the capital stock of Naturally Niagara Beverage Corporation


Sandy Winick, President







                            EXHIBIT 27.1